SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated April 30th, 2014 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires.

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

By letter dated April 30th, 2014, the Company has reported in connection with the information duly announced related to its investment in Dolphin Fund Ltd., an investment fund incorporated under the laws of Bermuda, whose investment manager is Consultores Venture Capital Uruguay S.A., an entity indirectly controlled by Eduardo Sergio Elsztain, that our Board of Directors has approved to execute a commitment for an additional subscription of up to approximately US$ 43.2 million in Dolphin Netherlands B.V., an indirectly controlled subsidiary of Dolphin Fund Ltd., in order to achieve the participation of Dolphin Netherlands B.V. in the issuance of shares that IDB Development Ltd. (“IDB”) has undertaken to perform.

Once executed the aforementioned, such commitment will remain in force until December 31st, 2014.

Furthermore and in accordance with the Chapter III of the Rules of the Comisión Nacional de Valores the Company has requested the authorization of the Audit Committee for the aforementioned transaction; in that sense the Audit Committee has issued an opinion without any objections with respect the aforesaid transaction.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
May 1st, 2014